WAVE LIFE SCIENCES LTD.

7 Straits View #12-00, Marina One East Tower

Singapore 018936

August 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

RE:	Wave Life Sciences Ltd.

Registration Statement on Form S-3

Filed August 6, 2019

File No. 333-233052

Acceleration Request

Dear Ms. Aldave:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Wave Life Sciences Ltd. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Wednesday, August 14, 2019, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John T. Rudy or John P. Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

WAVE LIFE SCIENCES LTD.

/s/ Keith C. Regnante
Keith C. Regnante
Chief Financial Officer

cc:	Linda Rockett, Esq., Senior Vice President, General Counsel, Wave Life Sciences Ltd.

John T. Rudy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.